Exhibit 99.1

Alliance Atlantis Reports Solid First Quarter Results*

Reflects continued strength of Broadcasting and CSI franchise and stronger slate for Motion Picture Distribution

•      Consolidated EBITDA** of $48.4 increased by 25% compared to prior year’s period

•      Earnings before income tax of $35.4 million increased by 18% compared to prior year’s period

•      Net Earnings of $21.5 million decreased by 7% compared to prior year’s period, primarily due to higher effective tax rate

•      694,300 shares repurchased during quarter

•      Annual Meeting of shareholders to be held on June 19, 2006 at Metro Toronto Convention Centre

Toronto, ON (May 11, 2006) – Alliance Atlantis Communications Inc. (the “Company”) reported continued revenue and earnings growth for the first quarter ended March 31, 2006, driven by an increase in advertising and subscriber revenue, continued strong sales for the CSI franchise and a stronger slate for Motion Picture Distribution.

“We are very pleased with the performances of each of our businesses during the first quarter,” said Phyllis Yaffe, Chief Executive Officer of Alliance Atlantis. “Our Broadcasting business recorded solid gains in advertising and subscriber revenue, and for the second successive quarter, our digital channels made a positive contribution to EBITDA.”

“The CSI franchise also continues to perform very well,” said Yaffe. “CBS has renewed all three series for the 2006/07 season and we believe the strong ratings in North America and around the world speak to the enduring value of the franchise.”

* This report to shareholders contains forward-looking statements and should be read in conjunction with the note on forward looking statements contained at the conclusion of this release.

“As expected, the Motion Picture Distribution business got off to a much better start this year. The Canadian operations, in particular, are expected to continue to benefit from a stronger slate including a new long term supply agreement with The Weinstein Company.”

“During the quarter we repurchased and cancelled 694,300 of our Class B Non-Voting shares at a total cost of $24.3 million,” said David Lazzarato, Executive Vice President and Chief Financial Officer. “Since announcing our share buyback during the fourth quarter of 2005, we have used $41.4 million of free cash flow to acquire approximately 1.2 million shares. We expect to continue to target a Net Debt to EBITDA ratio in the range of 1.5x to 2.5x, excluding our Motion Picture Distribution business and to repurchase shares under our Normal Course Issuer Bid.”

First Quarter Financial Results

Revenue

Broadcasting revenue of $69.7 million represented an increase of 12% over the prior year’s quarter. Total advertising revenue also increased by 12% compared to last year’s period. Our analog and digital channels recorded 11% and 29% advertising growth respectively. Total subscriber revenue grew 12% over the prior year’s period, with subscriber revenue for our analog and digital channels growing 9% and 22% respectively.

In the Entertainment segment, CSI revenue of $93.1 was up 4% from $89.8 million in the prior year’s quarter. The increase was primarily due to higher U.S. after sales (including second window cable sales, weekend syndication, and DVD sales) partially offset by a stronger Canadian dollar during the quarter. The negative impact of foreign exchange changes on CSI revenue in the quarter was $5.8 million. The foreign exchange rate for the first quarter of 2006 was $1.15 compared to $1.23 in the prior year’s quarter.

The Other Entertainment segment, which primarily represents sales made from the Company’s historical library of program rights, recorded $8.0 million of revenue during the quarter compared to $11.9 million in the prior year’s period. The decrease is primarily due to the timing of sales.

Motion Picture Distribution revenue of $100.6 million was essentially flat compared to $100.3 million in the prior year’s period.

EBITDA

During the first quarter, Broadcasting EBITDA of $20.1 million was up 25% compared to the prior year’s quarter. This represented an EBITDA margin of 29% compared to a margin of 26% in the same period last year. The increases are primarily due to higher revenue as well as continued positive EBITDA contribution from our digital channels, which generated a negative EBITDA contribution in the prior year’s quarter.

During the first quarter, Entertainment EBITDA of $32.6 million represented an increase of 4% over the prior year’s period. The CSI franchise recorded direct profit of $34.8 million representing a direct profit margin of 37% during the quarter. This compares to direct profit of $36.4 million representing a direct profit margin of 41% in the prior year’s period. Results in last year’s quarter for the CSI franchise reflected the benefit from a previous reimbursement of production costs which lowered the investment in film balance and amortization expense and increased direct margin for several quarters. In the current quarter, the increase in the investment in film asset, as new episodes have been produced and delivered, has led to higher amortization expense and a return to a normalized margin. The negative impact of foreign exchange on CSI direct profit was $2.2 million. The Other Entertainment segment contributed direct profit of $1.5 million compared to a direct loss of $0.9 million in last year’s quarter. This improvement in margin is due to lower amortization expense and participation costs.

Motion Picture Distribution EBITDA during the quarter of $6.2 million compared favourably to an EBITDA loss of $1.7 million in the prior year’s quarter. Results for the Canadian operations, in particular, were up strongly due to an unusually weak slate in the prior year’s quarter.

Corporate and Other expenses were $10.5 million during the quarter compared to $7.2 million in the prior year’s period. The increase is primarily due to a $3.7 million increase in stock based compensation costs. The prior year’s quarter included a $0.6 million credit and the current quarter includes a charge of $3.1 million primarily relating to the Company’s Performance Share Appreciation Plan. The increase mainly results from an over-achievement with respect to the Company’s share price versus a comparator group of TSX listed companies. This increase more than offset a decrease of $0.4 million in other corporate expenses primarily due to lower professional fees.

Amortization

In the first quarter, amortization expense was $2.7 million compared to $3.7 million in the same period last year. The decrease was primarily due to a reduction of development costs charges, as well as lower amortization of certain broadcast intangibles which are now fully amortized.

Interest

Interest expense of $6.3 million was up from $5.5 million in the prior year’s quarter. The increase in interest expense is primarily the result of higher borrowings of Motion Picture Distribution LP and a higher effective interest rate. The Company’s average cost of borrowing in the quarter was 6.1% compared to 4.7% in the prior year’s quarter.

Minority Interest

Minority Interest primarily represents the 49% interest of Movie Distribution Income Fund in the earnings of Motion Picture Distribution LP. During the first quarter, Minority Interest expense was $4.6 million compared to a recovery of $1.7 million in last year’s period. The increase is primarily due to improved performance of the Motion Picture Distribution LP.

Net Earnings

Earnings before tax of $35.4 million were up 18% compared to the prior year’s period. Net earnings for the quarter were $21.5 million compared to net earnings of $23.2 million for the prior year’s period. A higher effective tax rate this year was due to the mix of earnings between different tax jurisdictions, as well as the impact of recovering certain valuation allowances in the prior year which had the effect of lowering the overall income tax rate last year. On a basic and diluted basis, net earnings per share were $0.50 and $0.49 respectively for the quarter, compared to basic and diluted net earnings per share of $0.53 and $0.52 respectively for the prior year’s period.

Liquidity

Consolidated Free Cash Flow for the first quarter was an outflow of $7.1 million compared to an inflow of $47.1 million in the prior year’s quarter. The variance was primarily due to a change in non-cash operating balances, in particular for the Motion Picture Distribution business, as well as a net increase in investment in film related to CSI. Excluding the Motion Picture Distribution business, Free Cash Flow during the quarter was an inflow of $8.6 million during the quarter compared to an inflow of $21.6 million in the prior year’s period. As previously disclosed, free cash flow during the fourth quarter of 2005 was exceptionally strong, partly due to the timing of working capital movements.

Consolidated net debt was down to $366.4 million compared to $386.1 million one year ago. Net debt, excluding non-recourse net debt related to Motion Picture Distribution LP, was $300.3 million, representing a reduction of $89.8 million from the prior year’s period.

Outlook

For Broadcasting, solid growth in advertising and subscriber revenue is expected to continue for the remainder of the year. Margin percentage for the full year is expected to be similar to the prior year as higher margin percentage for our digital channels is offset by incremental investment in programming and online initiatives.

The CSI franchise is expected to continue to perform strongly. During the second quarter, the Company expects the CSI franchise to record reimbursements of previously incurred production costs.

Motion Picture Distribution LP released their financial results on May 5, 2006. For further information on Motion Picture Distribution LP, please refer to their press release or go to their website at www.moviedistributionincomefund.com.

The Company expects its recurring effective tax rate to range between 35% and 40%.

Operating Highlights

Broadcasting

The Broadcasting business continued to perform extremely well during the first quarter of 2006 and surpassed a number of impressive milestones. During the first quarter, two additional digital channels surpassed the one million subscriber mark – BBC Canada and National Geographic. Six of our eight channels have now reached this level. Showcase Action continues to rank #1 among the more than 47 networks launched since the Fall of 2001 in Adult 25-54 average minute audience and four of Alliance Atlantis’ digital channels rank in the top 10 for Adult 25-54 average minute audience (Showcase Action, Showcase Diva, BBC Canada, IFC).(1)

Alliance Atlantis’ analog channels also achieved strong audience results during the first quarter of 2006. Collectively, the networks experienced a 15% increase in average minute audience (AMA) for the Adult 25-54 demographic when compared to the same period in the prior year.(2) This growth occurred during a highly competitive broadcasting schedule that included the Winter Olympics and the return of regular season NHL coverage. Currently, three of Alliance Atlantis’ analog channels (Showcase, HGTV Canada & History) rank in the top 10 for English Language Canadian Commercial Specialty Networks and continue to draw record audiences.(3)

Entertainment

During the first quarter of 2006, the CSI franchise continued to deliver exceptional results. All three series have performed strongly in the North American market and were renewed by CBS for the 2006/07 season.

CSI: Crime Scene Investigation – Season Six is the number one drama on U.S. television, averaging 25.1 million viewers weekly.(4) CSI: Miami – Season Four, which was recently

(1)  Source: Nielsen Media Research Mo-Su 6a-6a Average Minute Audience Adults 25-54 01/02/2006-04/02/2006.

(2)  Source : Nielsen Media Research Mo-Su 6a-6a AMA Ad 25-54, Winter 2006= 01/02/2006-04/02/2006, Winter 2005=01/03/2005-04/03/2005.

(3)  Source : Nielsen Media Research Mo-Su 6a-6a AMA Ad 25-54, 01/02/2006-04/02/2006.

(4)  Source: National Nielsen Ratings: Primetime Season to Date Rankings - Regular Programs for Demographic PER2+ for 09/19/05 to 04/30/06.

named the most successful TV show on global screens continues to be the number one series in the U.S. airing on Monday nights.(5) And finally, CSI:NY – Season Two continues to perform strongly in North America and the international marketplace with solid ratings in the U.K., Germany, France, Italy, Spain, Australia and the Netherlands.(6) CSI:NY continues to hold its ranking as the #1 series in its timeslot and has seen an impressive growth in viewership since the launch of the series in 2004.(7)

Annual Meeting

Alliance Atlantis also announced today that its annual meeting of shareholders will take place on June 19, 2006 at 11:00 AM at the Metro Toronto Convention Centre, 255 Front Street West.

About Alliance Atlantis Communications

Alliance Atlantis offers Canadians 13 well-branded specialty television channels boasting targeted, high-quality programming. The Company also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with a growing presence in motion picture distribution in the United Kingdom and Spain. The Company’s common shares are listed on the Toronto Stock Exchange - trading symbols AAC.A and AAC.B. The Company’s Web site is www.allianceatlantis.com.

Forward-Looking Statements

This report to shareholders, in particular the “Outlook” section, contains forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements of the Company’s expectations and intentions that contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.  These forward-looking statements are based on certain assumptions and reflect the Company’s current expectations. The reader should not place undue reliance on them.  They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Some factors that could cause actual results to differ materially from those set forth in the forward-looking statements are:  audience acceptance of our filmed entertainment; our ability to attract advertising revenue; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property;  cost of production financing; the loss of key personnel; our relationship with filmed entertainment content suppliers and changes in the general economy.  Additional factors are described in the Company’s materials filed with the security regulatory authorities in Canada and the United States from time to time, including the Company’s Management’s Discussion and Analysis for the year ended December 31, 2005 under the headings “Industry Risk and Uncertainties” and “Market Risk”. The Company undertakes no

(5)  Source: National Nielsen Ratings: Primetime Season to Date Rankings - Regular Programs for Demographic PER2+ for 09/19/05 to 04/30/06.

(6)  Sources:UK: BARB, Germany: AGF/GfK TV Research, France: Mediamat Mediametrie, Spain: Sofres, Australia: OzTAM, The Netherlands: SKO.

(7)  Source: National Nielsen Ratings: Primetime Season to Date Rankings - Regular Programs for Demographic PER2+ for 09/19/05 to 04/30/06.

obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

This report to shareholders contains the unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the three months ended March 31, 2005.

**Non-GAAP financial measures

The Company uses EBITDA, direct profit (loss) and operating earnings (loss) to gain a better understanding of the results of the business.  These non-GAAP financial measures are not recognized under Canadian or United States GAAP.  These non-GAAP financial measures are provided to enhance the user’s understanding of the Company’s historical and current financial performance and its prospects for the future.  Management believes that these measures provide useful information in that they exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss) and operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before under noted, which are earnings before amortization, interest, equity losses in affiliates, minority interest, foreign exchange gains and losses and income taxes.  Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 9 to the Company’s unaudited interim consolidated financial statements.  Operating earnings (loss) has been defined as earnings (loss) from operations before under noted, which are earnings before foreign exchange gains and losses and income taxes.

Net debt is defined as the Company’s revolving credit facility and term loans, net of cash and cash equivalents.

While many in the financial community consider EBITDA and operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited interim consolidated financial statements.  In addition, the Company’s calculation of EBITDA and operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected.  A reconciliation of these non-GAAP financial measures to the most directly comparable measures calculated in accordance with Canadian GAAP is presented in the Company’s MD&A.

***Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP (the “Partnership”), a motion picture distributor in Canada, the U.K. and Spain. The balance of the Partnership is owned by Movie Distribution Income Fund (TSX: FLM.UN).

CONTACTS:

Andrew Akman

Jennifer Bell

Vice President	Vice President
Corporate Development & Investor Relations	Corporate & Public Affairs
Tel: (416) 966-7701	Tel: (416) 934-7854
andrew.akman@allianceatlantis.com	jennifer.bell@allianceatlantis.com